UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FX ALLIANCE INC.

(Name of Subject Company (Issuer))

CB TRANSACTION CORP.,
a wholly-owned subsidiary of
THOMCORP HOLDINGS INC.,
a subsidiary of
THOMSON REUTERS CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

361202104

(CUSIP Number of Class of Securities)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 223-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
David N. Shine, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation: Not applicable	Amount of Filing Fee: Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                      None                                  Filing Party:                     Not applicable
Form or Registration No.:                                                                      Not applicable                  Date Filed:                       Not applicable

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of FX Alliance Inc. (“FX”) by CB Transaction Corp. (“Purchaser”), a wholly-owned Delaware subsidiary of Thomcorp Holdings Inc. (“Thomcorp”), a Delaware subsidiary of Thomson Reuters Corporation, a corporation under the Laws of the Province of Ontario, Canada (“TR”), pursuant to an Agreement and Plan of Merger, dated as of July 8, 2012 (the “Agreement”), by and among FX, Thomcorp, Purchaser and, solely with respect to Section 9.13 of the Agreement, TR.

The tender offer described in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of FX.  At the time the tender offer is commenced, TR, Thomcorp and Purchaser will file a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials with the U.S. Securities and Exchange Commission (“SEC”), and FX will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  INVESTORS AND FX STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Those materials will be made available to FX’s stockholders at no expense to them.  In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Thomson Reuters Cautionary Note Regarding Forward Looking Statements

This filing includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of combining Thomson Reuters and FX’s, electronic foreign exchange trading activities including future financial and operating results, the timing for the closing of the acquisition, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. There can be no assurance that the acquisition of FX will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the SEC. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this filing.

Exhibit Index

Attached hereto are the following communications:

Exhibit A:  Talking Points delivered to Customer-Facing Employees of Thomson Reuters Corporation on July 9, 2012.

Exhibit B:   Internal Memorandum from David Craig and Abel Clark to employees of Thomson Reuters Corporation on July 9, 2012.

Exhibit C:   Internal Memorandum from Jim Smith to employees of Thomson Reuters Corporation on July 9, 2012.

EXHIBIT A

July 9, 2012

Internal Use Only

Thomson Reuters Agrees To Acquire FX Alliance Inc. (FXall)
TALKING POINTS FOR CUSTOMER-FACING EMPLOYEES

Following the signing of the definitive agreement by Thomson Reuters to launch a tender offer for FXall, below are talking points to guide you in answering questions from customers about this acquisition. All inquiries from the press should be directed to Yvonne Diaz at +44 7990 560 615 or Alan Duerden at +44 7825 282 483 in the Financial & Risk PR team.

Q.	Who is FXall?
A.
FXall provides electronic foreign exchange trading solutions to corporate treasury, asset managers and other institutional market participants.  Its main products include a multi-bank trading portal that links together liquidity providers and buy-side liquidity takers as well as an actively traded ECN where market participants trade FX anonymously.  FXall is headquartered in NY, trades publicly on the (NYSE:FX) and has roughly 200 employees.

Q.	Why did Thomson Reuters sign a definitive agreement to acquire FXall?

A.   Thomson Reuters and FXall’s complementary strengths will offer a more competitive, compelling end-to-end, fully integrated pre-trade analytics to post trade services offering for FX trading – one that better meets customer and regulatory demands for the future of electronic FX trading.

●Complementary customer bases:     Our sell-side community and FXall’s buy-side penetration

●Complementary functionality:          Our pre-trade analysis and FXall’s post-trade offering

●Complementary geographic focus:  Our presence in developing centers helping accelerate FXall’s growth

Q.    How will Thomson Reuters and FXall customers benefit from this transaction?
A.    Customers of both firms will have the choice of an integrated end-to-end solution.

•	A streamlined solution with pre-trade content and analytics, click through market leading multi-bank execution and integrated post trade processing
▪	Thomson Reuters pre-trade desktop has efficient execution capability built-in
▪	Thomson Reuters market leading news, rich content and deep analytics will drive better trading decisions
▪	FXall workflow integrations to OMS/TMS with full audit trail and execution quality analysis (EQA)

•	Increased ability to meet customer and regulatory demands through best execution and multi RFQ for regulated asset classes

•	A combined sell-side presence and capabilities will help connect the global FX community in pre-trade collaboration, trade execution and post trade
•	Volume: Thomson Reuters global presence and customer relationships will increase growth and liquidity on FXall’s Relationship Trading and Active Trading platforms
•	Footprint: FXall will be able to leverage Thomson Reuters global reputation, brand, platforms and footprint to reach new customers (and vice versa) with expanded offerings to a broader distribution
•	Customer Penetration: Both partners will sell more solutions into both customer bases

Q.	What changes now in terms of sales relationships or the sales process?
A.
There is no immediate impact for either company on account relationships or sales process. Both companies are working hard to ensure that any transition will be as seamless as possible. Until the transaction closes, expected in the third quarter of 2012 following statutory regulatory requirements, we continue to operate independently.

Q.	What will happen to the Thomson Reuters products? Will I get access to FXall products and services?
A.
Both companies are just beginning the process of identifying the best we have to offer - to give you access to more and better products and services.  If there are any changes after the deal closes, you will have plenty of advance notice and those changes will be carried out as seamlessly as possible. We welcome your feedback on particular Thomson Reuters or FXall products and services and any suggestions on how we can improve our service for you.

Summary of the strict limits on sharing non-public information and engaging in pre-closing coordination

•	If customers raise issues or ask questions you can’t address, please escalate them to your Sales Manager.

•
There are strict limits on sharing non-public information and engaging in pre-closing coordination between Thomson Reuters and FXall.  When discussing the transaction with customers, keep in mind these key principles:

•	Only discuss with customers information to the extent it has already been publicly disclosed.

●	DO NOT discuss the status or timing of the transaction beyond what is disclosed in press releases.

●	DO respond to assertions of rumors by politely telling the customer that you cannot speculate and that frankly rumors and speculation are just that.

●	DO refer customers back to the press releases, which contain the only accurate information.

●	DO offer to forward them any press releases.

•	Until the transaction has been approved and closed, Thomson Reuters and FXall must continue to operate as separate businesses.

•	As you are talking to customers, be careful not to give customers the impression that the transaction has occurred until it actually does.

●
DO remind customers that the transaction has not yet closed and Thomson Reuters and FXall are still two separate companies if the customer is making false assumptions on this point (for example, demanding access to a FXall product or service).

●	If the customer is asking you for something you cannot yet deliver, DO point out to customers that this is precisely one of the benefits they will enjoy once the transaction closes.

●
If someone asks whether the companies are making future plans for the combined company, DO tell them that the companies have dedicated teams working on integration planning in order to make the process go as quickly and smoothly as possible, but there can be no integration implementation until closing.

●	DO NOT give any customer the impression that Thomson Reuters and FXall will jointly bid on any business opportunity before the deal closes.

●
DO NOT request a delay or acceleration of any requests for proposals to be issued by a customer as a result of the proposed transaction.  If the customer suggests that he or she is considering such a delay or acceleration as a result of the proposed transaction, don’t express any view on such a change, other than that (1) the customer’s bid solicitation procedures are up to the customer, and (2) Thomson Reuters and FXall will continue to operate as separate and independent companies until the deal closes.

•	DO NOT call a counterpart at FXall to discuss any customer issues unless you would have done so absent the proposed transaction in the ordinary course of business.

•
DO consult the legal department by phone or email if you believe there is something FXall needs to know or needs to do.  We have to be very careful to observe the requirements of the antitrust laws so as to not give any impression that the parties are beginning to implement the transaction prematurely.

---------------------------------

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of FX Alliance Inc. (“FX”) by CB Transaction Corp. (“Purchaser”), a wholly-owned Delaware subsidiary of Thomcorp Holdings Inc. (“Thomcorp”), a Delaware subsidiary of Thomson Reuters Corporation, an Ontario corporation (“TR”), pursuant to an Agreement and Plan of Merger, dated as of July 8, 2012 (the “Agreement”), by and among FX, Thomcorp, Purchaser and, solely with respect to Section 9.13 of the Agreement, TR.

The tender offer referred to in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the U.S. Securities and Exchange Commission (“SEC”) on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and FX will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND FX STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all FX stockholders.  In addition, all of those materials (and all other tender offer documents filed or furnished by FX or TR with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

EXHIBIT B

To: Financial & Risk Employees

FINANCIAL & RISK UPDATE

THOMSON REUTERS AGREES TO ACQUIRE FX ALLIANCE INC. (FXALL)

A message from David Craig and Abel Clark

Colleagues,

We are pleased to announce that the Financial & Risk business of Thomson Reuters has entered into a definitive agreement to acquire 100% of the shares of FXall, a leading provider of electronic foreign exchange trading solutions to corporations and asset managers.

As FXall is a publicly traded company (NYSE:FX), we will launch a tender offer in the coming days. FXall’s Board has unanimously resolved to recommend that all shareholders tender their shares into the offer. The transaction is subject to regulatory approval and is expected to close by the end of the third quarter.

The Financial & Risk ELT has committed to invest in high growth segments of the market in which we can establish winning positions, and with a particular focus on growing our buy-side presence and connecting the global financial community across asset managers and corporations.

This transaction, a good example of that commitment, is exciting as it brings together two market-leading organisations with deep experience and relationships in Foreign Exchange (FX). Our two businesses are an excellent fit and complement each other very well – we have a strong position with the sell-side community while FXall has a similar position with the buy-side – our strength in pre-trade content, analytics and news combines well with FXall’s execution and post-trade capabilities. So our customers will benefit for the first time from an integrated, end-to-end FX solution.

FXall also brings a significant buy-side footprint (corporations and asset managers) and an opportunity for us to provide our pre-trade desktop and collaboration tools to this valuable community. From our side, we can leverage our brand, global presence and relationships to expand FXall’s position, especially in our fastest-growing markets, where we have an excellent opportunity to partner with our GGO colleagues to drive growth.

FXall operates a foreign exchange relationship-based multi-bank portal as well as an active trading ECN, both of which are growing strongly. They have a well respected reputation and brand, as well as a tradition of customer led innovation and new product development.

FXall’s customer base includes over 1,000 institutions, and includes active traders, asset managers, corporate treasurers, banks, broker-dealers and prime brokers. FXall has 200 employees, most of whom are based at its headquarters in New York. London is also a key location for FXall, with 45 employees, and smaller offices in Boston, Washington DC, Zurich, Hong Kong, Tokyo and Singapore.

Until the transaction closes it is business as usual, and we must continue to operate as separate businesses. Should you receive any inquiries from clients, you can find customer talking points here. Please refer any questions to a member of the Marketplaces leadership team or Priscilla Hughes in the Legal team or your Area General Counsel.

We look forward to welcoming FXall employees to Financial & Risk.

Regards,

David Craig Abel Clark

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of FX Alliance Inc. (“FX”) by CB Transaction Corp. (“Purchaser”), a wholly-owned Delaware subsidiary of Thomcorp Holdings Inc. (“Thomcorp”), a Delaware subsidiary of Thomson Reuters Corporation, an Ontario corporation (“TR”), pursuant to an Agreement and Plan of Merger, dated as of July 8, 2012 (the “Agreement”), by and among FX, Thomcorp, Purchaser and, solely with respect to Section 9.13 of the Agreement, TR.

The tender offer referred to in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the U.S. Securities and Exchange Commission (“SEC”) on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and FX will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND FX STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all FX stockholders. In addition, all of those materials (and all other tender offer documents filed or furnished by FX or TR with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

THOMSON REUTERS	thomsonreuters.com

EXHIBIT C

Dear Colleagues,

Today we announced  an agreement to buy FX Alliance Inc. (FXall), the leading independent global provider of electronic foreign exchange trading solutions to corporations and asset managers.  This acquisition puts Financial & Risk’s foreign exchange business on the “front foot” and exemplifies Thomson Reuters commitment to invest in high-growth areas of our markets where we have the opportunity to establish and sustain a winning position.

FXall is an innovative and well respected company that complements our own foreign exchange offerings beautifully.  As David Craig and Abel Clark explained in a message to Financial & Risk employees today, FXall’s strong position with the buy-side community complements our strength with the sell-side.  FXall’s execution and post-trade capabilities combine with our strength in pre-trade content, analytics and news to offer customers an end-to-end integrated solution.

This will enable us to connect the players in foreign exchange in new and value-creating ways  --  an important step in Financial and Risk’s overall strategy to connect the global financial services community.

Regards,

/s/ Jim Smith

Jim Smith
Chief Executive Officer, Thomson Reuters

 *This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of FX Alliance Inc. (“FX”) by CB Transaction Corp. (“Purchaser”), a wholly-owned Delaware subsidiary of Thomcorp Holdings Inc. (“Thomcorp”), a Delaware subsidiary of Thomson Reuters Corporation, an Ontario corporation (“TR”), pursuant to an Agreement and Plan of Merger, dated as of July 8, 2012 (the “Agreement”), by and among FX, Thomcorp, Purchaser and, solely with respect to Section 9.13 of the Agreement, TR.

The tender offer referred to in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the U.S. Securities and Exchange Commission (“SEC”) on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and FX will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND FX STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all FX stockholders.  In addition, all of those materials (and all other tender offer documents filed or furnished by FX or TR with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

INTERNAL USE ONLY	thomsonreuters.com